1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated March 16, 2006	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: March 16, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

AND

CHANGE OF COMPANY SECRETARY

The Board is pleased to announce that Ms. Angela Mak has been appointed as a Non-executive Director of the Company with effect from 3 April 2006.

In addition, Ms. Pessy Yu has been appointed as the Company Secretary of the Company in place of Ms. Angela Mak with effect from 16 March 2006.

Appointment of Non-Executive Director

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) is pleased to announce that Ms. Angela Mak has been appointed as a Non-executive Director of the Company with effect from 3 April 2006.

Ms. Mak, aged 41, has been the Company Secretary of the Company since 29 August 2001. Ms. Mak holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong.

She is also the head corporate general counsel and has been appointed as an executive director of TOM Group Limited (“TOM Group”), a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”), with effect from 16 March 2006. Prior to joining TOM Group, she was a senior group legal counsel of Hutchison Whampoa Limited.

Ms. Mak has personal interests in 2,488 shares of the Company, personal interests in 44,000 shares and 9,026,000 share options of TOM Group within the meaning of Part XV of the SFO.

Ms. Mak has entered into a letter of service with the Company commencing from 3 April 2006 until

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31 December 2006 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. She is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. She is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters in relation to the appointment of Ms. Mak that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited.

Change of Company Secretary

The Board further announces that Ms. Pessy Yu has been appointed as the Company Secretary of the Company in place of Ms. Angela Mak with effect from 16 March 2006. Ms. Yu joined TOM Group in April 2001 and was appointed as Senior Legal Counsel in 2003. She holds a Master of Arts degree in Jurisprudence from the Oxford University and has been admitted as a solicitor in Hong Kong, and England and Wales.

By Order of the Board
TOM ONLINE INC.
Tommei Tong
Vice Chairman

Hong Kong, 16 March 2006

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss		Dr. Lo Ka Shui
Ms. Elaine Feng	Alternate Director:
Mr. Fan Tai	Mrs. Susan Chow
Mr. Wu Yun	(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

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